Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2020

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	Note	March 31, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	4	3,815,854	2,641,652
Short-term investments	4	2,163,024	3,652,949
Trade accounts receivable - net	5	3,359,653	2,672,370
Inventories	6	9,512,743	7,659,737
Tax credits		563,263	504,302
Income and social contribution taxes recoverable		457,757	483,088
Unrealized gains on financial instruments	14	2,619	2,846
Other current assets		731,053	618,769
		20,605,966	18,235,713

NON-CURRENT ASSETS
Tax credits		472,532	465,549
Deferred income taxes		3,694,646	4,071,219
Related parties	16	92,231	95,445
Judicial deposits	15	1,994,972	1,991,715
Other non-current assets		527,597	464,169
Prepaid pension cost		40,116	45,381
Investments in associates and joint ventures	8	2,048,506	1,812,399
Goodwill	10	12,093,106	9,469,311
Leasing		870,805	777,314
Other Intangibles		773,642	673,262
Property, plant and equipment, net		17,434,399	15,901,493
		40,042,552	35,767,257
TOTAL ASSETS		60,648,518	54,002,970

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	Note	March 31, 2020	December 31, 2019
CURRENT LIABILITIES
Trade accounts payable	11	4,313,883	3,762,768
Short-term debt	12	3,609,587	1,544,211
Debentures	13	49,568	18,015
Taxes payable		427,872	432,988
Income and social contribution taxes payable		200,029	205,092
Payroll and related liabilities		416,439	479,693
Dividends payable		-	50,968
Leasing payable		234,745	202,536
Employee benefits		442	495
Environmental liabilities		63,238	60,913
Other current liabilities		820,669	666,858
		10,136,472	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	12	13,476,769	11,594,612
Debentures	13	2,893,510	2,893,029
Deferred income taxes		70,361	517,413
Provision for tax, civil and labor liabilities	15	740,134	809,299
Environmental liabilities		58,384	51,395
Employee benefits		1,790,438	1,469,949
Obligations with FIDC	17	1,034,859	1,018,501
Leasing payable		668,289	601,733
Other non-current liabilities		454,569	449,375
		21,187,313	19,405,306
EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(229,788)	(242,542)
Capital reserves		11,597	11,597
Retained earnings		5,857,812	5,644,706
Operations with non-controlling interests		(2,870,825)	(2,870,825)
Other reserves		7,102,609	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		29,120,586	26,955,701

NON-CONTROLLING INTERESTS		204,147	217,426

EQUITY		29,324,733	27,173,127

TOTAL LIABILITIES AND EQUITY		60,648,518	54,002,970

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2020	March 31, 2019
NET SALES		9,227,541	10,025,661

Cost of sales	21	(8,372,080)	(8,756,650)

GROSS PROFIT		855,461	1,269,011

Selling expenses	21	(119,922)	(122,637)
General and administrative expenses	21	(250,455)	(238,668)
Other operating income	21	23,555	88,520
Other operating expenses	21	(2,428)	(14,444)
Impairment of financial assets	21	(43,292)	(6,007)
Equity in earnings of unconsolidated companies	8	10,490	14,228

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		473,409	990,003

Financial income	22	46,309	41,017
Financial expenses	22	(325,422)	(345,373)
Exchange variations, net	22	47,324	(70,456)
Gains on financial instruments, net	22	523	79

INCOME BEFORE TAXES		242,143	615,270
	7
Current	7	(84,921)	(125,606)
Deferred	7	64,128	(37,038)
Income and social contribution taxes		(20,793)	(162,644)

NET INCOME		221,350	452,626

ATTRIBUTABLE TO:
Owners of the parent		216,625	449,003
Non-controlling interests		4,725	3,623
		221,350	452,626

Basic earnings per share - preferred and common - (R$)	19	0.13	0.26

Diluted earnings per share - preferred and common - (R$)	19	0.13	0.26

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2020	March 31, 2019
Net income for the period	221,350	452,626
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	225,617	(6,273)
Cumulative translation adjustment	4,272,847	96,953
Unrealized Losses on net investment hedge	(2,483,636)	(28,794)
Cash flowh hedges:
Unrealized (Losses)/Gains on financial instruments, net of tax	(18,489)	(310)
	1,996,339	61,576

Total comprehensive (loss) income for the period, net of tax	2,217,689	514,202

Total comprehensive (loss) income attributable to:
Owners of the parent	2,167,296	506,847
Non-controlling interests	50,393	7,355
	2,217,689	514,202

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

Unaudited

	Attributed to parent company's interest													Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option
Balance as of January 1, 2019	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	-	(2,870,825)	(6,044,258)	486,788	10,533,612	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	-	-	-	-	-	-	449,003	-	-	-	-	-	-	449,003	3,623	452,626
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(28,794)	(310)	86,948	-	-	57,844	3,732	61,576
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	449,003	-	(28,794)	(310)	86,948	-	-	506,847	7,355	514,202
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(17,607)	(17,607)	(9)	(17,616)
Long term incentive plan exercised during the period	-	19,144	-	-	-	(3,313)	-	-	-	-	-	-	-	15,831	6	15,837
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	194	194
Complementary dividends	-	-	-	-	-	(101)	-	-	-	-	-	-	-	(101)	-	(101)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,736)	(4,736)
Balance as of March 31, 2019 (Note 18)	19,249,181	(261,282)	11,597	743,421	628,582	3,430,672	449,003	(2,870,825)	(6,073,052)	486,478	10,620,560	(320,303)	141,542	26,235,574	210,777	26,446,351

Balance as of January 1, 2020	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	-	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	-	-	-	-	-	-	216,625	-	-	-	-	-	-	216,625	4,725	221,350
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(2,483,636)	(18,489)	4,452,796	-	-	1,950,671	45,668	1,996,339
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	216,625	-	(2,483,636)	(18,489)	4,452,796	-	-	2,167,296	50,393	2,217,689
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(11,646)	(11,646)	(5)	(11,651)
Long term incentive plan exercised during the period	-	12,754	-	-	-	(3,506)	-	-	-	-	-	-	-	9,248	-	9,248
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	170	170
Complementary dividends	-	-	-	-	-	(13)	-	-	-	-	-	-	-	(13)	-	(13)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(63,837)	(63,837)
Balance as of March 31, 2020 (Note 18)	19,249,181	(229,788)	11,597	799,297	714,798	4,127,092	216,625	(2,870,825)	(8,850,836)	(30,551)	16,215,605	(365,863)	134,254	29,120,586	204,147	29,324,733

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)
(Unaudited)

		For the three-month period ended
	Note	March 31, 2020	March 31, 2019
Cash flows from operating activities
Net income for the period		221,350	452,626
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	556,629	505,799
Equity in earnings of unconsolidated companies	8	(10,490)	(14,228)
Exchange variation, net	22	(47,324)	70,456
Gains on financial instruments, net	22	(523)	(79)
Post-employment benefits		57,619	46,420
Stock based compensation		8,943	10,384
Income tax	7	20,793	162,644
Gains on disposal of property, plant and equipment, net		826	(7,977)
Impairment of financial assets		43,292	6,007
Provision for tax, labor and civil claims		(70,533)	(71,387)
Interest income on short-term investments		(31,628)	(16,742)
Interest expense on debt and debentures	22	227,855	249,960
Interest on loans with related parties	16	(1,604)	(565)
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(30,250)	(428)
		944,955	1,392,890
Changes in assets and liabilities
Increase in trade accounts receivable		(183,883)	(743,494)
Increase in inventories		(805,051)	(202,171)
Decrease in trade accounts payable		(31,172)	(286,996)
Increase in other receivables		(4,303)	(41,416)
Decrease in other payables		(125,147)	(126,170)
Dividends from associates and joint ventures		-	3,160
Purchases of trading securities		(1,155,556)	(292,391)
Proceeds from maturities and sales of trading securities		2,688,673	157,581
Cash provided (used in) by operating activities		1,328,516	(139,007)

Interest paid on loans and financing		(137,262)	(172,010)
Interest paid on lease liabilities		(9,829)	(21,242)
Income and social contribution taxes paid		(20,219)	(24,405)
Net cash provided (used in) operating activities		1,161,206	(356,664)

Cash flows from investing activities
Purchases of property, plant and equipment	9	(471,588)	(304,532)
Proceeds from sales of property, plant and equipment, investments and other intangibles		2,459	13,817
Purchases of other intangibles		(37,612)	(9,063)
Capital increase in joint ventures		(42,782)	-
Net cash used in by investing activities		(549,523)	(299,778)

Cash flows from financing activities
Dividends and interest on capital paid		(70,483)	(166,420)
Proceeds from loans and financing		1,562,606	211,249
Repayment of loans and financing		(1,238,867)	(240,540)
Leasing payment		(62,918)	(31,783)
Intercompany loans, net		4,818	(42,558)
Net cash provided (used in) financing activities		195,156	(270,052)

Exchange variation on cash and cash equivalents		367,363	(21,886)

Increase (Decrease) in cash and cash equivalents		1,174,202	(948,380)
Cash and cash equivalents at beginning of period		2,641,652	2,890,144
Cash and cash equivalents at end of period		3,815,854	1,941,764

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 5, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2020 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2019.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2020 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2021 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• Amendment to IAS 1 - Classification of liabilities as Current or Non-current. Clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

2.3 - Risk of disease outbreaks and health epidemics: Covid-19

On March 2, 2020, the World Health Organization declared the outbreak of the disease caused by a new form of coronavirus, called Covid-19, a "pandemic" (disease spread around the world, with an impact on society), initiated by a warning of pneumonia of unknown cause originating in Wuhan, Hubei province, China, with confirmed cases in China and several other countries.

The Covid-19 virus continues to impact global economic activity and represents the risk that the Company, employees, service providers, suppliers, customers and other business partners may be prevented from carrying out certain business activities for an indefinite period, including due to stoppages that can be requested or mandated by government authorities or elected by companies as a preventive measure.

Covid-19 may have an adverse effect on business and, given the uncertainty as to the extent and timing of a possible spread or its future mitigation and the imposition or relaxation of protective measures, it is not possible to reasonably estimate the impact on future results of operations, cash flows or financial condition of the Company.

The demand for steel products is directly linked to the general economic activity in the international markets where the Company sells these products. A decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the Covid-19 pandemic and measures to contain it, may adversely affect the demand and the price of these products and have a relevant effect.

2.3.1 Main impacts on the Segments

Covid-19 impacted the performance of the Company’s segments, as from the second half of March, with regard to the production and delivery of steel. It is important to highlight that we prioritize service to our customers at the different levels of demand observed, even with the production stoppages carried out.

In the Brazil segment, the electric steel mills resumed production throughout April. Blast Furnace 2 in Ouro Branco - MG remains at a standstill, with a return forecast for the middle of the year. The shutdown model chosen by Gerdau allows a return to the blast furnace at non-material costs. In the North America segment, the plants continue to operate normally, with production levels gradually adjusted according to the reduction in demand observed in the industry. Civil construction continues with healthy demand levels.

In the Special Steels segment, in Brazil and in the USA, there were scheduled shutdowns at its different electrical steel mills and rolling mills, considering the level of existing stock and the demand requested by each customer. It is important to mention that the automotive sectors of the two countries decreed collective vacations during the month of April and have gradually resumed their operations. In the South America segment, operations in Argentina and Uruguay are gradually resuming activities. In Peru, operations remain suspended due to the decision taken by the Federal Government that declared a state of national emergency, including the suspension of deliveries to customers.

2.3.2 Main measures taken by the Company

We are following all Covid-19 prevention guidelines issued by the competent health agencies in the countries in which we operate. For this reason, we have adopted a series of measures to mitigate the risk of transmission in the workplace, such as using a home office, creating crisis committees, canceling national and international trips, participating in external events, among others.

In all our units, when necessary, we are opting for collective vacations and reduced working hours for our employees. We also work to intensify hygiene at our units, to make mealtimes more flexible, to increase the supply of chartered transport and to implement a screening protocol at the plants' entrance, among other measures.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

We invest in treatment centers built with partners in the states of São Paulo and Rio Grande do Sul, adding 160 hospital beds, and several initiatives with the communities where we have operations. Donation of 10,000 face shields to the public health system, in partnership with Women in 3D Printing Brazil. Donation of approximately R$ 7 million to hospitals in Minas Gerais to combat Covid-19.

It should be noted that in the main countries in which we operate, the steel sector is considered an essential activity, as it is a strategic input in the construction of hospitals, machines, equipment and components in the health and safety sector. Other measures can be verified on the Company's website. In all, Gerdau has already invested around R$ 20 million in combating Covid-19.

2.3.3 Main associated risks

a) Risk of impairment losses - Goodwill and Other Long-lived Assets

The recoverability of goodwill and other long-lived assets is assessed based on the analysis and identification of facts or circumstances that may cause the need to perform the recoverability test. The Company carried out an analysis of some assumptions of the last goodwill impairment test carried out in December 2019, notably placing stress scenarios in the cash flows of 2020 and 2021, as well as updating the discount rates and book value of the books. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value (note 24).

b) Liquidity risk and the Company's ability to meet its financial obligations

The long-term portion of loans and financing (note 12) and debentures (note 13) has its most relevant maturities as from 2026, which allows for a very balanced and well-distributed schedule over the next few years. In addition, the Company's management constantly monitors liquidity risk through the management of its cash and cash equivalents and financial investments (note 4) and the availability of credit lines and guaranteed accounts that allow it to manage its level of indebtedness. (note 12.b).

c) Risk of losses due to the non-recoverability of financial assets

The losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debts and the assessment of legal advisors, and is considered sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect expected credit losses, which will be determined based on in weighted and measured probabilities in an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company will continue, throughout 2020, its constant monitoring of the market in order to identify any deterioration, especially as a result of the epidemic caused by Covid-19, a significant drop in demand from the steel consuming sectors (notably automotive and construction), relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts receivable from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may result in losses due to the non-recoverability of financial assets, notably accounts receivable from customers.

d) Risk of losses based on the net realizable value in inventories

Inventories are valued based on the lowest value between the historical cost of acquisition and production and the net realizable value. The acquisition and production cost is increased by expenses related to transport, storage and non-recoverable taxes. The net realizable value is the estimated sale price in the normal course of business, less estimated costs for completion and directly related selling expenses. Information regarding the opening of the net realizable value is shown in note 6. The Company used the estimated sale price in the normal course of business as a premise of the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the Covid-19 pandemic and measures to contain it, may affect the demand and the price of these products and have an adverse effect on the realizable value of inventories.

e) Risk on recoverability analysis of deferred tax assets

In December 2019, the Company prepared analysis on the recoverability of deferred tax balances related to tax losses and negative social contribution base, which were approved by the Board of Directors and are based on its business plans and in line with the other projections used by the Company as, for example, in asset impairment tests. Eventual changes that deteriorate the economic and business environment, especially as a result of the epidemic caused by Covid-19, if manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, may lead the Company to review its projections and, eventually, may affect the maintenance of deferred tax assets in the Company's Financial Statements.

As described in note 7, due to the lack of opportunity to use tax losses, negative social contribution base and deferred exchange variation in some companies in Brazil, the Company did not account for a portion of tax assets of R$ 898,713, which do not have an end date to expire. Of this amount, credits in the amount of R$ 637,513 were not recognized as assets of the Company in the 1st quarter of 2020 and are mainly due to the deferred exchange variation of the Company in relation to liabilities held in foreign currency that had a significant variation in the 1st quarter due to the variation of the Brazilian Real quotation against the US Dollar.

f) Continuity risk

The risks arising from disease outbreaks and health epidemics, notably those arising from the epidemic caused by Covid-19, can contribute significantly to the deterioration of economic conditions in Brazil and globally and could, among other consequences, (i) negatively impact further global demand for steel or even lower market prices for products, which may result in a continued reduction in the Company's sales, operating income and cash flows; (ii) making it more difficult or costly to obtain financing for operations or refinance debt in the future; (iii) impair the financial condition of some of the customers and suppliers; and (iv) reduce investment programs. The Company constantly monitors the risks of commodity prices, interest rates and exchange rates, credit risk management and capital management (note 14.c).

The Company believes that it has no evidence of any risk of operational continuity, however, changes that deteriorate the economic and business environment, or significant changes in the economy or financial market that result in increased risk perception or reduced liquidity and capacity to refinancing, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may lead the Company to revise its projections and, eventually, may affect the Company's ability to meet its obligations and / or lead to the recognition of impairment of assets.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2020, when compared to those existing on December 31, 2019.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on March 31, 2020, when compared to those existing on December 31, 2019.

3.3 – Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2020, when compared to those existing on December 31, 2019.

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2020	December 31, 2019
Cash	9,841	12,302
Banks and immediately available investments	3,806,013	2,629,350
Cash and cash equivalents	3,815,854	2,641,652

Short-term investments

	March 31, 2020	December 31, 2019
Held for trading	2,163,024	3,652,949
Short-term investments	2,163,024	3,652,949

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 5 – ACCOUNTS RECEIVABLE

	March 31, 2020	December 31, 2019
Trade accounts receivable - in Brazil	1,518,790	1,193,971
Trade accounts receivable - exports from Brazil	93,527	117,274
Trade accounts receivable - foreign subsidiaries	1,889,283	1,459,204
(-) Impairment of financial assets	(141,947)	(98,079)
	3,359,653	2,672,370

NOTE 6 - INVENTORIES

	March 31, 2020	December 31, 2019
Finished products	4,483,839	3,302,569
Work in progress	1,982,959	1,426,607
Raw materials	1,625,527	1,611,334
Storeroom supplies	977,733	974,412
Imports in transit	456,338	384,123
(-) Allowance for adjustments to net realizable value	(13,653)	(39,308)
	9,512,743	7,659,737

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2019	(13,704)
Provision for the year	(46,693)
Reversal of adjustments to net realizable value	22,028
Exchange rate variation	(939)
Balance as of December 31, 2019	(39,308)
Provision for adjustments to net realizable value	(563)
Reversal of adjustments to net realizable value	30,813
Exchange rate variation	(4,595)
Balance as of March 31, 2020	(13,653)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2020 and 2019. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 25.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2020	March 31, 2019
Income before income taxes	242,143	615,270
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(82,329)	(209,192)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	675,937	21,103
- Equity in earnings of unconsolidated companies	3,567	4,838
- Deferred tax assets not recognized	(637,513)	-
- Tax credits and incentives	1,109	2,362
- Realization of deferred tax assets not recognized	-	1,490
- Other permanent differences, net	18,436	16,755
Income and social contribution taxes	(20,793)	(162,644)
Current	(84,921)	(125,606)
Deferred	64,128	(37,038)

b) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 898,713 (R$ 263,491 on December 31, 2019), which do not have an expiration date. The subsidiaries abroad had R$ 804,769 (R$ 668,729 as of December 31, 2019) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2024 and 2035 and also several tax losses of state credits in the amount of R$ 1.762.411 (R$ 1.384.598 as of December 31, 2019), which expire at various dates between 2021 and 2039.

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 01, 2019	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(111,637)	66,468	6,779	(828)	22,168	(17,050)
Cumulative Translation Adjustment	28,182	21,282	3,523	2,051	-	55,038
Capital increase	463,990	-	-	7,000	-	470,990
Capital reduction	-	(20,344)				(20,344)
Dividends/Interest on equity	-	(20,247)	-	-	(23,790)	(44,037)
Balance as of December 31, 2019	681,807	748,392	224,201	11,473	146,526	1,812,399
Equity in earnings	(17,034)	19,124	3,851	(355)	4,904	10,490
Capital increase	42,782	-	-	-	-	42,782
Cumulative Translation Adjustment	39,681	161,636	(18,483)	1	-	182,835
Balance as of March 31, 2020	747,236	929,152	209,569	11,119	151,430	2,048,506

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on March 31, 2020, acquisitions amounted to R$ 471,588 (R$ 304,532 as of March 31, 2019), and disposals amounted to R$ 3,285 (R$ 5,840 as of March 31, 2019).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on March 31, 2020 amounted to R$ 7,592 (R$5,239 as of March 31, 2019).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on March 31, 2020 and December 31, 2019.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2019	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	661,247	(304,326)	356,921
Balance as of December 31, 2019	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	4,739,555	(2,115,760)	2,623,795
Balance as of March 31, 2020	22,184,760	(10,091,654)	12,093,106

The amounts of goodwill by segment are as follows:

	March 31, 2020	December 31, 2019
Brazil	373,135	373,135
Special Steels	3,830,315	2,969,752
North America	7,889,656	6,126,424
	12,093,106	9,469,311

NOTE 11 – TRADE ACCOUNTS PAYABLE

	March 31, 2020	December 31, 2019
Trade accounts payable - domestic market	3,057,846	2,701,246
Trade accounts payable - debtor risk	398,775	376,093
Trade accounts payable - intercompany	15,484	4,283
Trade accounts payable - imports	841,778	681,146
	4,313,883	3,762,768

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows

	March 31, 2020	December 31, 2019
Working capital	1,669,129	107,312
Financing of property, plant and equipment and others	690,938	843,099
Ten/Thirty Years Bonds	14,726,289	12,188,412
Total financing	17,086,356	13,138,823
Current	3,609,587	1,544,211
Non-current	13,476,769	11,594,612

Principal amount of the financing	16,736,155	12,958,565
Interest amount of the financing	350,201	180,258
Total financing	17,086,356	13,138,823

(*) Weighted average effective interest costs on March 31, 2020, which in a consolidated basis represents 5.28%

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Summary of loans and financing by currency:

	March 31, 2020	December 31, 2019
Brazilian Real (R$)	120,904	111,492
U.S. Dollar (US$)	16,895,472	12,960,521
Other currencies	69,980	66,810
	17,086,356	13,138,823

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2020	December 31, 2019
2021(*)	71,015	1,221,361
2022	134,507	105,137
2023	1,604,076	1,243,774
2024	3,139,934	1,531,163
2025	5,788	5,090
2026 on	8,521,449	7,488,087
	13,476,769	11,594,612

(*) For the period as of March 31, 2020, the amounts represents payments from April 1, 2021 to December 31, 2021.

a) Principal funding in 2020

In March 2020, the North American subsidiary Gerdau Ameristeel US Inc. got US$ 300 million (equivalent to R$ 1,560 million on March 31, 2020) from the Global Credit Line for a period of 6 months to reinforce liquidity.

b) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 4,158 million as of March 31, 2020). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of March 31, 2020, the outstanding balance of this credit facility was US$ 355 million (equivalent to R$ 1,845 million as of March 31, 2020).

NOTE 13 – DEBENTURES

		Quantity as of March 31, 2020
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2020	December 31, 2019
15th	November, 9, 2018	1,500,000	-	11/21/2022	1,521,032	1,504,436
16th - A	April, 25, 2019	600,000	-	05/06/2023	609,428	602,847
16th - B	April, 25, 2019	800,000	-	05/06/2026	812,618	803,761
Total Consolidated					2,943,078	2,911,044

Current					49,568	18,015
Non-current					2,893,510	2,893,029

Maturities of long-term amounts are as follows:

	March 31, 2020	December 31, 2019
2022	1,496,882	1,496,591
2023	598,638	598,530
2026	797,990	797,908
	2,893,510	2,893,029

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The average notional interest rate was 1.07% and 1.60% for the three-month period ended on March 31, 2020 and March 31, 2019, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair value – the fair value of the aforementioned financial instruments is as follows:

	March 31, 2020		December 31, 2019
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,163,024	2,163,024	3,652,949	3,652,949
Related parties	92,231	92,231	95,445	95,445
Unrealized gains on derivatives	2,619	2,619	2,846	2,846
Other current assets	731,053	731,053	618,769	618,769
Other non-current assets	527,597	527,597	464,169	464,169
Liabilities
Loans and Financing	17,086,356	16,670,511	13,138,823	14,288,142
Debentures	2,943,078	2,769,221	2,911,044	2,864,950
Obligations with FIDC	1,034,859	1,034,859	1,018,501	1,018,501
Other current liabilities	820,669	820,669	666,858	666,858
Other non-current liabilities	454,569	454,569	449,375	449,375

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations. Due to the current market condition, especially due to the pandemic caused by the Covid-19, the Brazilian Real has experienced a devaluation in relation to the quotation of other currencies, mainly the US Dollar. On March 31, 2020, the quotation of the US Dollar against the Brailian Real was US$ 1.00 = R$ 5.1987 (R$ 4.0307 on December 31, 2019), registering a devaluation of the Brazilian Real of approximately 29%.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. If customers are classified by an independent agency, these ratings are used. If an independent assessment is not available, the Company’s credit area provides a credit rating assessment, taking into consideration its financial position, past experience and other factors. Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPIs) related to the "Capital Structure Management" objective are: WACC, Net Debt / EBITDA, Net Financial Expenses Coverage Ratio (Ebitda / Net Financial Expenses) and Debt / Total Capitalization Ratio. Net Debt consists of debt reduced by cash, cash equivalents and financial investments (notes 4, 12 and 13). Total Capitalization consists of Total Debt (composed of debt principal) and Equity (Note 18). The Company can change its capital structure, according to economic-financial conditions, in order to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient investment program in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/ EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

However, changes that deteriorate the economic and business environment, or relevant changes in the economy or financial market that result in increased risk perception or reduced liquidity and refinancing capacity, including those arising from the epidemic caused by the Covid-19, if they are manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, they can cause the Company to revise its projections. These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows (assuming that other variables remain constant):

Impacts on Statements of Income
Assumptions	Percentage of change		March 31, 2020	March 31, 2019
Foreign currency sensitivity analysis	5%		38,363	215,061
Interest rate changes sensitivity analysis	10	bps	84,039	53,076
Sensitivity analysis of changes in prices of products sold	1%		92,275	100,257
Sensitivity analysis of changes in raw material and commodity prices	1%		58,540	64,037
Interest rate and Foreign currency Swaps	10	bps/5%	-	11,037
Sensitivity analysis of Swap of interest rate	50	bps	179	418
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		-	6,183

Foreign currency sensitivity analysis: As of March 31, 2020, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 38,363 and R$ 13,515 after the effects arising from the changes in the net investment hedge described in note 14.f - (R$ 215,061 and R$ 175,852 as of March 31, 2019, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation account and income tax are analyzed.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 84,039 as of March 31, 2020 (R$ 53,076 as of March 31, 2019) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for three month periods ended on March 31, 2020, totals R$ 92,275 (R$ 100,257 as of March 31, 2019) and the variation in the price of raw materials and other inputs totals R$ 58,540 as of March 31, 2020 (R$ 64,037 as of March 31, 2019). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: The Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 179 (R$ 418 as of March 31, 2019). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2020 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	2,163,024	-	2,163,024
Unrealized gains on financial instruments	-	-	2,619	2,619
Related parties	92,231	-	-	92,231
Other current assets	731,053	-	-	731,053
Other non-current assets	527,597	-	-	527,597
Total	1,350,881	2,163,024	2,619	3,516,524
Financial result for the three-month period ended on March 31, 2020	392,311	33,002	-	425,313

Liabilities	Financial liability at amortized cost	Total
Loans and Financing	17,086,356	17,086,356
Debentures	2,943,078	2,943,078
FIDC Obligation	1,034,859	1,034,859
Other current liabilities	820,669	820,669
Other non-current liabilities	454,569	454,569
Total	22,339,531	22,339,531
Financial result for the three-month period ended on March 31, 2020	(656,579)	(656,579)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

December 31, 2019 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,652,949	-	3,652,949
Unrealized gains on financial instruments	-	-	2,846	2,846
Related parties	95,445	-	-	95,445
Other current assets	618,769	-	-	618,769
Other non-current assets	464,169	-	-	464,169
Total	1,178,383	3,652,949	2,846	4,834,178
Financial result for the three-month period ended on March 31, 2019	62,380	26,740	-	89,120
Financial result for the nine-month period ended on September 30, 2016	(28,985)	249,671	220,686

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	-	13,138,823	13,138,823
Debentures	-	2,911,044	2,911,044
FIDC Obligation	-	1,018,501	1,018,501
Other current liabilities	-	666,858	666,858
Other non-current liabilities	-	449,375	449,375
Total	-	18,184,601	18,184,601
Financial result for the three-month period ended on March 31, 2019	(7,507)	(456,346)	(463,853)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of March 31, 2020, the Company has derivative financial instruments such as interest rate and currency swaps and forward dollar contracts. These derivative financial instruments had their realized and unrealized gains and / or gains presented in the Gains (Losses) account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts

The company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable
Contracts		March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Swap of interest rate
Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	2,619	2,846

Total fair value of financial instruments				2,619	2,846

Unrealized gains on financial instruments	March 31, 2020	December 31, 2019
Current assets	2,619	2,846
	2,619	2,846

Net Income	March 31, 2020	March 31, 2019
Gains on financial instruments	523	7,586
Losses on financial instruments	-	(7,507)
	523	79
Other comprehensive income
Losses on financial instruments	(18,489)	(310)
Losses on financial instruments	(310)	5,761
	(18,489)	(310)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.1 billion (designated as hedges) is recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 2,483,636 for the three month period ended on March 31, 2020 (loss of R$ 28,794 for the three month period ended on March 31, 2019).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of March 31, 2020, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2020 and December 31, 2019, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Similar Assets (Level 2)
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Current assets
Short-term investments - Held for Trading	2,163,024	3,652,949	2,163,024	3,652,949
Unrealized gains on financial instruments	2,619	2,846	2,619	2,846
Other current assets	731,053	618,769	731,053	618,769

Non-current assets
Related parties	92,231	95,445	92,231	95,445
Other non-current assets	527,597	464,169	527,597	464,169
	3,516,524	4,834,178	3,516,524	4,834,178

Current liabilities
Short-term debt	3,609,587	1,544,211	3,609,587	1,544,211
Debentures	49,568	18,015	49,568	18,015
Other current liabilities	820,669	666,858	820,669	666,858

Non-current liabilities
Long-term debt	13,476,769	11,594,612	13,476,769	11,594,612
Debentures	2,893,510	2,893,029	2,893,510	2,893,029
FIDC Obligation	1,034,859	1,018,501	1,034,859	1,018,501
Other non-current liabilities	454,569	449,375	454,569	449,375
	22,339,531	18,184,601	22,339,531	18,184,601

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2019	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2020
Related Parties, net	(95,445)	4,818	-	(1,604)	-	(92,231)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	16,047,021	323,739	(137,262)	227,855	3,565,462	20,026,815

		Cash effects		Non-cash effects
	January 01, 2019	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2019
Related Parties, net	(26,589)	(42,558)	-	(565)	(1)	(69,713)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	14,878,542	(29,291)	(172,010)	249,960	29,049	14,956,250

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 15 – PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2020	December 31, 2019
a) Tax provisions	330,598	396,821
b) Labor provisions	364,114	357,130
c) Civil provisions	45,422	55,348
	740,134	809,299

a) Tax Provisions

Tax provisions refer substantially to the discussions regarding the offsetting of PIS and COFINS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 642,070.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 337,615; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,085,549, (iii) social security contributions in the total of R$ 136,956 and (iv) other taxes , whose updated total amount is currently R$ 639,789.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 997,904, of which: (i) R$ 129,046 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 136,653 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, whose Voluntary Appeal was dismissed in the first instance of CARF on May 17, 2019, and the opposite Motion for Clarification against this decision was rejected, which led to the filing of a Special Appeal filed on March 02, 2020, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (iii) R$ 138,924, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was partially dismissed by the Federal Revenue Judgment Office (DRJ), which led to the filing of a Voluntary Appeal on June 3, 2019, that it was judged on March 10, 2020 and dismissed by the first instance of CARF, pending the intimation of the aforementioned decision, in order to make it possible to file the appropriate appeals; (iv) R$ 157,475 corresponds to a lawsuit of the Company dismissed by the first instance of the Administrative Tax Appeals Council (CARF) on November 5, 2019, which was dismissed by majority vote, having been filed declaration embargoes on March 30, 2020, which are awaiting judgment; (v) R$ 195,473 corresponds to a lawsuit of the Company, whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which was judged on April 7, 2020 and was partially provided, pending the intimation of said decision, in order to provide the opportunity for the filing of the appropriate appeals; and (vi) R$ 240,333 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was challenged on January 21, 2020, and which is pending of judgment by the Federal Revenue Service (DRJ);

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 433,395, of which: (i) R$ 24,004 corresponds to a lawsuit, in which the declaration embargoes against the decision that granted the official appeal in favor of the National Treasury were rejected, pending the intimation of the decision to file the applicable appeal. (ii) R$ 197,4300 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 69,197 correspond to a lawsuit in which the Company impugnation was rejected and filed a Voluntary Appeal with the Administrative Council of Tax Appeals (CARF), which is pending of judgment; (iv) R$ 142,763 corresponds to a new Notice of Infraction received by the Company on December 2, 2019, against which it presented a challenge on December 27, 2019, currently pending of judgment.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,243,407. Such proceedings relate to profits earned abroad, of which (i) R$ 1,060,172 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 1,024,595 corresponds to a Tax Foreclosure against which the Company filed an Embargo to Enforcement that was partially dismissed, through a sentence handed down on July 15, 2019, which was the subject of an Appeal filed by the Company, currently, pending of judgment by the Federal Regional Court of the 4th Region; and (i.b) R$ 35,577 correspond to a process partially provided by the Superior Chamber of Tax Appeals of CARF (CSRF), in a decision published on May 25, 2017 and already final and unappealable; the matters not previously analyzed by the first instance of the Administrative Council for Tax Appeals (CARF), as determined by the decision of the CSRF, were judged on October 16, 2019, by a partially favorable decision, against which the company is awaiting a statement from the National Treasury, for final determination of the remaining debt; and (ii) R$ 183,236 correspond to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), that its Special Appeal was judged by the Superior Chamber of Tax Appeals (CSRF), on December 4, 2019, which was dismissed. The company has been notified of the final administrative decision and is currently preparing to start the judicial discussion.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,830,791, of which (i) R$ 5,313,827 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial execution embargoes to stay execution in the respective proceedings, and in the execution embargoes filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; and, in the Execution Embargoes filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, and the deadline for filing appeals by the National Treasury is in progress; (ii) R$ 313,953 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion, on execution embargoes filed on July 8, 2019, currently pending of judgment; (iii) R$ 291,392 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion on execution embargoes filed on August 14, 2019, currently pending of judgment; (iv) R$ 4,244 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 67,075 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose Special Appeal filed against CSRF was dismissed on December 5, 2019, which was dismissed; currently, the lawsuit is in the process of judicial collection, with the Company offering a judicial guarantee, as a precautionary measure, through Guarantee Insurance, and it is preparing for the start of the judicial discussion on execution embargoes to take the appropriate measures for the judicial discussion; (vi) R$ 133,793 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), which its Special Appeal was partially known and it is pending of judgment; (vii) R$ 572,054 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which had its Voluntary Appeal partially known, by decision issued by CARF on September 18, 2018 and notified to the company on April 15, 2019. This decision was subject of a Special Appeal by the National Treasury and a Special Appeal filed by the Company on April 29, 2019, both currently pending of judgment;(viii) R$ 105,721 correspond to a lawsuit filed by the Company (as successor of Gerdau Aços Especiais S.A.), which awaits judgment of the Special Appeal filed against the decision that dismissed its Voluntary Appeal; (ix) R$ 549,980 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was dismissed, by decision of which it became aware on November 27, 2018 and in which it filed a Voluntary Appeal at CARF's first instance, currently pending of judgment; and (x) R$ 478,751 correspond to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., whose tax notice was received on September 11, 2019 and against which an appeal was filed on October 10, 2019, currently pending of judgment by the Federal Revenue Judgment Office (DRJ).

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, we filed an Internal Appeal for the TRF1 Plenary. The Federal Government withdrew the lawsuit to prepare the reasons for this appeal and has not yet returned the case, since the procedural deadlines have been suspended.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 287,361. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 214,922. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2020	December 31, 2019
Tax	1,754,716	1,837,967
Labor	107,900	113,379
Civil	132,356	40,369
	1,994,972	1,991,715

The balance of judicial deposits as of March 31, 2020, in the amount of R$ 1,661,600, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, that awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

Finally, the Company informs that two of the aforementioned lawsuits were claim preclusion and concluded in benefit for the Company. The first of these became final on July 19, 2019, assuring to the Company: i) the right to recover undue payments before the proposed action, in the amount of R$ 122 million, and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 million. The second became final on December 18, 2019, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 280 million, and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 187 million.

On April 13, 2020, due to the economic moment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos SA requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the PIS and COFINS Calculation Base for a guarantee insurance presented by the Company, in the amount of over R$ 1.6 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company then filed a complaint to settle differences between the decision issued by the Federal Judge Ferreira Neves, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

Regarding the fine for bad faith litigation, applied due to the alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, cases involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future. However, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	March 31, 2020	December 31, 2019
Assets
Joint Venture
Gerdau Corsa SAPI de C.V.	72,048	73,607

Others
Fundação Gerdau	20,183	21,838
	92,231	95,445

	For the three-month period ended
	March 31, 2020	March 31, 2019
Net financial income (loss)	1,604	565

b)	Operations with related parties

During the three-month period ended on March 31, 2020, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 154,245 (R$ 364,670 as of March 31, 2019) and purchases in the amount of R$ 47,700 as of March 31, 2020 (R$ 48,988 as of March 31, 2019). The net balance totals R$ 106,544 as of March 31, 2020 (R$ 315,682 as of March 31, 2019).

Additionally , the Company recorded revenues of R$ 129 in the three-month period ended on March 31, 2020 (R$ 139 on March 31, 2019), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2020	Balance as of December 31, 2019
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,750,249	Oct/22 - Oct/24	1,845,134	1,784,868
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	35,810	37,285
Gerdau Metaldom S.A.; Gerdau Corsa S.A.P.I de C.V.	Joint-venture	Financing Agreements	274,560	May/20	285,929	241,842

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 38,310 for the three-month period ended on March 31, 2020 (R$ 8,227 for the three-month period ended on March 31, 2019). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 4,965 for the three-month period ended on March 31, 2020 (R$ 383 on March 31, 2019).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 17,742 during the three-month period ended on March 31, 2020, respectively (R$ 6,557 for the three-month period ended on March 31, 2019).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,034,859 recognized in the account "Obligations with FIDC" as of March 31, 2020 (R$ 1,018,501 as of December 31, 2019).

NOTE 18 – EQUITY

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2020		December 31, 2019
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,127,010,827	571,929,945	1,124,233,755
Exercise of stock option	-	1,209,828	-	2,777,072
Balance at the end of the period	571,929,945	1,128,220,655	571,929,945	1,127,010,827

On March 31, 2020, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2020						December 31, 2019
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5
Brazilian institutional investors	2,599,329	0.5	243,564,995	21.3	246,164,324	14.3	3,068,614	0.5	241,698,143	21.1	244,766,757	14.2
Foreign institutional investors	3,825,345	0.6	413,497,936	36.1	417,323,281	24.3	3,875,655	0.7	427,735,548	37.3	431,611,203	25.1
Other shareholders	7,606,370	1.3	401,305,540	34.9	408,911,910	23.8	7,086,775	1.2	387,724,952	33.8	394,811,727	23.0
Treasury stock	1,697,538	0.3	17,810,590	1.6	19,508,128	1.1	1,697,538	0.3	19,020,418	1.7	20,717,956	1.2
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Cindac Empreendimentos e Participações is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2020				December 31, 2019
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	19,020,418	241,985	1,697,538	557	21,797,490	279,869
Exercise of stock option	-	-	(1,209,828)	(12,754)	-	-	(2,777,072)	(37,884)
Balance at the end of the period	1,697,538	557	17,810,590	229,231	1,697,538	557	19,020,418	241,985

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.87.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2020			March 31, 2019
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to	72,902	143,723	216,625	151,390	297,613	449,003

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,127,524,727		571,929,945	1,124,335,737

Earnings per share (in R$) – Basic	0.13	0.13		0.26	0.26

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2020	March 31, 2019
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	143,723	297,613
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	462	1,161
	144,185	298,774

Net income allocated to common shareholders	72,902	151,390
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(462)	(1,161)

	72,440	150,229

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,127,524,727	1,124,335,737
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,846,794	13,115,885
Total	1,138,371,521	1,137,451,622

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.13	0.26

NOTE 20 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2019	14,261,501
Granted	2,647,995
Forfeited	(2,104,754)
Exercised	(1,786,335)
Balance on December 31, 2019	13,018,407
Granted	1,257,479
Forfeited/Canceled	(1,726,144)
Exercised	(1,647,780)
Quantity on March 31, 2020	10,901,962

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three months period ended on March 31, 2020 was R$ 8,943 (R$ 10,384 on March 31, 2019).

As of March 31, 2020 the Company has a total of 17,810,590 preferred shares in treasury and, according to note 18, these shares may be used for serving this plan.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2020	March 31, 2019
Depreciation and amortization	(556,629)	(505,851)
Labor expenses	(1,400,851)	(1,283,296)
Raw material and consumption material	(5,854,027)	(6,405,755)
Freight	(560,572)	(564,592)
Other expenses/income	(392,543)	(290,392)
	(8,764,622)	(9,049,886)

Classified as:
Cost of sales	(8,372,080)	(8,756,650)
Selling expenses	(119,922)	(122,637)
General and administrative expenses	(250,455)	(238,668)
Other operating income	23,555	88,520
Other operating expenses	(2,428)	(14,444)
Impairment of financial assets	(43,292)	(6,007)
	(8,764,622)	(9,049,886)

NOTE 22 – FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2020	March 31, 2019
Income from short-term investments	32,002	19,154
Interest income and other financial incomes	14,307	21,863
Financial income total	46,309	41,017

Interest on debts	(227,855)	(249,960)
Monetary variation and other financial expenses	(97,567)	(95,413)
Financial expenses total	(325,422)	(345,373)

Exchange variations, net	47,324	(70,456)
Gains and Losses on derivatives, net	523	79
Financial result, net	(231,266)	(374,733)

NOTE 23 – SEGMENT REPORTING

Information by business segment:
	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Net sales	3,414,281	3,848,814	3,966,012	3,842,020	699,117	739,121	1,437,473	1,839,923	(289,342)	(244,217)	9,227,541	10,025,661
Cost of sales	(3,008,623)	(3,320,562)	(3,648,410)	(3,399,522)	(593,631)	(629,283)	(1,407,449)	(1,648,623)	286,033	241,340	(8,372,080)	(8,756,650)
Gross profit	405,658	528,252	317,602	442,498	105,486	109,838	30,024	191,300	(3,309)	(2,877)	855,461	1,269,011
Selling, general and administrative expenses	(130,880)	(137,719)	(115,502)	(113,800)	(30,196)	(27,865)	(47,385)	(46,311)	(46,414)	(35,609)	(370,377)	(361,305)
Other operating income (expenses)	1,461	35,951	10,563	17,018	8,573	11,008	23,754	1,204	(23,224)	8,895	21,127	74,076
Impairment of financial assets	(24,790)	(7,431)	(15,310)	2,203	(197)	(207)	(2,995)	(573)	-	-	(43,292)	(6,007)
Equity in earnings of unconsolidated companies	(355)	(405)	(17,573)	(14,593)	19,443	22,667	3,851	896	5,124	5,663	10,490	14,228
Operational income (Loss) before financial income (expenses) and taxes	251,094	418,648	179,780	333,326	103,109	115,441	7,249	146,516	(67,823)	(23,928)	473,409	990,003
Finacial result, net	(107,661)	(121,121)	(7,431)	(25,493)	(1,425)	(38,516)	(46,470)	(22,280)	(68,279)	(167,323)	(231,266)	(374,733)
Income (Loss) before taxes	143,433	297,527	172,349	307,833	101,684	76,925	(39,221)	124,236	(136,102)	(191,251)	242,143	615,270
Income and social contribution taxes	(42,497)	(76,797)	(52,109)	(87,695)	(24,810)	(16,357)	13,435	(30,007)	85,188	48,212	(20,793)	(162,644)
Net income (Loss)	100,936	220,730	120,240	220,138	76,874	60,568	(25,786)	94,229	(50,914)	(143,039)	221,350	452,626

Supplemental information:
Net sales between segments	269,734	205,640	6,626	5,107	-	-	12,982	33,470	-	-	289,342	244,217

Depreciation/amortization	260,493	254,601	160,579	133,902	32,404	28,401	103,153	88,895	-	-	556,629	505,799

	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Investments in associates and jointly-controlled entities	11,118	11,472	747,237	681,807	929,152	748,392	209,568	224,201	151,431	146,527	2,048,506	1,812,399
Total assets	17,026,205	17,195,824	20,409,182	15,178,053	5,581,745	4,562,604	10,373,468	8,597,180	7,257,918	8,469,309	60,648,518	54,002,970
Total liabilities	4,464,312	4,686,686	6,856,133	4,506,771	1,259,617	996,876	1,758,438	1,604,885	16,985,285	15,034,625	31,323,785	26,829,843

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:
	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Net sales	3,670,696	4,262,339	891,691	935,810	4,665,154	4,827,512	9,227,541	10,025,661

	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Total assets	24,014,747	26,124,159	6,894,680	5,781,527	29,739,091	22,097,284	60,648,518	54,002,970

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 24 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. On March 31, 2020 due to the situation of the world economy resulting from the Covid-19 pandemic, the Company carried out an analysis of some assumptions of the last goodwill impairment test carried out in December 2019, notably placing stress scenarios in the cash flows of 2020 and 2021, as well as updating discount rates and book values.

Discount rates after income tax were updated to March 31, 2020 taking into account available market information. The Company identifies different rates for each of the business segments in order to reflect the differences between the markets in which each segment operates, as well as the risks associated with them. The discount rates after income tax on March 31, 2020 were: a) North America 10.00% (10.00% on December 31, 2019); b) Special Steels: 11.00% (10.50% on December 31, 2019); c) South America: 17.25% (14.25% on December 31, 2019); and d) Brazil: 12.25% (11.25% on December 31, 2019).

The discounted cash flows considering stress scenarios in the cash flows of 2020 and 2021 and updated discount rates, when compared with the book value of each segment would result in the recoverable value as shown below: a) North America: exceeded the book value by R$ 1,437 million (exceeded book value by R$ 2,690 million in 2019); b) South America: exceeded the book value by R$ 93 million (exceeded the book value by R$ 521 million in 2019); c) Special Steels: exceeded the book value by R$ 1,328 million (exceeded the book value by R$ 2,813 million in 2019); and d) Brazil: exceeded the book value by R$ 2,713 million (exceeded the book value by R$ 4,015 million in 2019).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Additionally, on March 31, 2020, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5 percentage point in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: exceeding the carrying amount by R$ 566 million (exceeding the carrying amount by R$ 1,884 million in 2019), b) Special Steels: exceeded the book value by R$ 779 million (exceeded the book value by R$ 2,207 million in 2019), c) South America: exceeded the book value by R$ 15 million (exceeded the book value by R$ 414 million in 2019); and d) Brazil: exceeded the book value by R$ 1,669 million (exceeded the book value by R$ 2,810 million in 2019).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: exceeded the book value by R$ 802 million (exceeded the book value by R$ 2,098 million in 2019); b) Special Steels: exceeded the book value by R$ 940 million (exceeded the book value by R$ 2,639 million in 2019); c) South America: exceeded the book value by R$ 50 million (exceeded the book value by R$ 455 million in 2019); and d) Brazil: exceeded the book value by R$ 1,959 million (exceeded the book value by R$ 3,115 million in 2019).

The Company will maintain over 2020 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I) On April 3, 2020, the Company, through a Material Fact, informed its shareholders and the market in general regarding the spread of the pandemic caused by Covid-19, throughout the many countries in which the Company operates, informing about shutdowns, shutdowns levels of production, supply of products to our customers according to specific needs, within the security conditions recommended by health authorities, as well as a national emergency in some countries. More details are presented in note 2.4, mainly related to the risks associated with Covid-19, impacts on the segments and main measures taken by the Company.

II) On April 6, 2020, the Company, through a Material Fact, informed its shareholders and the market in general that its Board of Directors, unanimously, considering the current scenario and consequences of the pandemic caused by the Covid-19, as well as the provisions of article 1 of Provisional Measure No. 931, of March 30, 2020, decided to cancel the Company's Ordinary and Extraordinary General Meetings, called for April 16, 2020, at 10:00 am. A new ordinary and extraordinary general meeting will be called opportunely, observing the terms of the applicable laws and regulations. The Board of Directors of Gerdau S.A., at a meeting held on April 16, 2020, on an extraordinary basis and pursuant to the provisions of article 1, § 3 of Provisional Measure No. 931, of March 30, 2020, after discussing the matter, unanimously by the participants, approved the appointment, ad referendum of the Ordinary General Meeting to be held in 2020, of Guilherme Chagas Gerdau Johannpeter as president of the Board of Directors of Gerdau SA, replacing Cláudio Johannpeter, who will become vice-president of the Board of Directors.

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